                                [Celanese Logo]
                               Annual Report 1999


     [START]

FINANCIAL HIGHLIGHTS >>

[GRAPHIC]

FINANCIAL HIGHLIGHTS

                                                    1999            1998      CHANGE           1999
                                             in (euro) m     in (euro) m        in %        in US$(3)
-----------------------------------------------------------------------------------------------------
>  Net sales                                       4,318           4,344          -1          4,348

>  EBITDA(1) excluding special charges               377             580         -35            380

>  Special charges                                  (559)           (100)      > 100           (563)

>  Operating profit (loss)                          (521)            168         n.m.          (524)

>  Profit (loss) before taxes                       (592)             93         n.m.          (596)

>  Net loss:

   continuing operations                            (502)            (56)        n.m.          (505)

   continuing and discontinued operations           (207)            (44)        n.m.          (208)

>  Capital expenditures and investments              659             345          91            664

>  Average shares outstanding (thousands)         55,915          55,915           0         55,915
-----------------------------------------------------------------------------------------------------
>  Loss per share (in (euro)/US$):

   continuing operations                           (8.98)          (1.00)        n.m.         (9.04)

   continuing and discontinued operations          (3.70)          (0.79)        n.m.         (3.72)
-----------------------------------------------------------------------------------------------------

in (euro) millions as of December 31
-----------------------------------------------------------------------------------------------------
> Net financial debt(2)                              570           1,479         -61            574

> Shareholders' equity                             2,866           2,736           5          2,886

> Total assets                                     7,527           7,358           2          7,581
-----------------------------------------------------------------------------------------------------

> Average number of employees                     16,700          18,400          -9         16,700
-----------------------------------------------------------------------------------------------------

(1)Earnings before interest, taxes, depreciation and amortization

(2)Short- and long-term debt less cash and cash equivalents

(3)All dollar figures translated solely for the convenience of the reader at the year-end exchange rate US$ 1.007 per euro

n.m. = not meaningful

CONTENTS >>

Letter to Shareholders .................................................    3

Program 2000 ...........................................................    5

The Board of Management ................................................    6

Segment Overview .......................................................    7

Claudio Sonder - Business Developments in 1999 .........................   12

Perry W. Premdas - Financial Results ...................................   18

Knut Zeptner - Basic Chemicals and Acetate Products ....................   24

Edward H. Munoz - Technical Polymers Ticona ............................   30

Ernst Schadow - Personnel, Environment,
Technology and Performance Products ....................................   36

The Celanese AG Share ..................................................   42

Report of the Supervisory Board ........................................   46

Consolidated Statements of Operations* .................................   50

Consolidated Balance Sheets* ...........................................   51

Consolidated Statements of Cash Flows* .................................   52

Imprint and Contacts ...................................................   53

*Condensed

                      [We're ready for the future. Start]

LETTER TO SHAREHOLDERS >>


[PHOTO OF CLAUDIO SONDER]

Claudio Sonder  -
Chairman

DEAR SHAREHOLDER,

   Our first business year was short, but eventful. Celanese AG was demerged from Hoechst AG on October 22, 1999. Three days later we were listed on the New York and Frankfurt stock exchanges. In March 2000 we were included in the M-Dax, the index of medium-capitalized companies in Germany.
   Our company is young - but the Celanese name has been known for over 80 years in the world of industrial chemicals. Positioning Celanese successfully in a changing competitive environment worldwide is no easy task. The first steps we have taken in that direction are encouraging.

         > We focus on basic chemicals, acetate products, technical polymers, polypropylene films and food ingredients. Speed and flexibility are for us the key success factors. In just a few months we sold most of our non-core activities, and with the proceeds we have improved our financial flexibility and gained room to maneuver. We need this freedom in order to strengthen our core businesses, as shown by our acquisition of the minority shareholdings in Celanese Canada and Ticona's strategic investment in Korean Engineering Plastics Company Ltd.

         > Our business success depends on cost leadership and reliability as well as having the ability to offer our customers individual solutions. We have restructured our logistics, research and development accordingly, and in the future we will tap the potential of e-commerce. We are also extending our market and technology leadership, for example, through our new acetic acid and acetate ester plants in Singapore.

         > Our employees have demonstrated great personal commitment to the very rapid realignment process at Celanese AG. My colleagues on the Board of Management and I would like to thank them warmly for their efforts. To enable all our employees to share in the company's success we have set up performance-related compensation and an equity participation plan.

         > Our goal is long-term value creation for our shareholders. That is only possible if we are a strong innovator and adapt quickly to the rapid changes in our industry. More efficient catalysts and new products like Topas(R), a high-performance plastic, are steps in the right direction. Environmental protection and safety as well as regular communication with the communities where we operate will remain important priorities for us.

         At our Annual General Meeting, we are recommending a dividend in our first year. I invite you to take a look at our first Annual Report and to get to know Celanese better. My Board colleagues and I look forward to a regular dialogue with you.

         Sincerely,



         Claudio Sonder

[Celanese poster graphic]

PROGRAM 2000 >>



[FOCUS]

   We are concentrating our resources on a few selected product lines in our core areas to maintain our position in global markets.

[VALUE CREATION]

   By vigorously implementing our strategy, we continually increase the value of our company.

[MARKET AND
 TECHNOLOGY LEADERSHIP]

   Our competitiveness depends on the efficiency of our chemical processes and the individual solutions we offer our customers.

[INNOVATIVE STRENGTHS]

   The steady realignment of the company and the introduction of new technologies and products are the drivers of long-term success.

[SUSTAINABLE
 DEVELOPMENT]

   The future viability of Celanese depends on how we meet the challenges posed by social, environmental and business developments.

[ARROW GRAPHICS]

THE BOARD OF MANAGEMENT OF CELANESE AG >>


> ERNST SCHADOW
  Personnel,
  Environment,
  Technology,
  Performance Products

> EDWARD H. MUNOZ
  Technical Polymers
  Ticona

> KNUT ZEPTNER
  Acetyl Products,
  Chemical Intermediates,
  Acetate Products

> CLAUDIO SONDER
  Chairman

> PERRY W. PREMDAS
  Chief Financial
  Officer

[PHOTO OF BOARD OF MANAGEMENT OF CELANESE]

SEGMENT OVERVIEW  >>

[CELANESE LOGO]

PORTFOLIO AND MARKET PRESENCE

   We provide chemicals to a wide variety of manufacturing companies. These products make up an integrated value chain ranging from upgraded raw materials through intermediate products to technical polymers. As a result of economies of scale, our global presence and comprehensive know-how in process and production technologies, Celanese has a competitive cost structure. We are a world market leader in our key products.

   Our operating business consists of five segments, which are managed as independent businesses.


ACETYL                        BUSINESSES
PRODUCTS
                              [CELANESE CHEMICALS LOGO]


CHEMICAL                      [CELANESE CHEMICALS LOGO]
INTERMEDIATES


ACETATE                       [CELANESE ACETATE LOGO]
PRODUCTS


TECHNICAL                     [TICONA LOGO]
POLYMERS


PERFORMANCE                   [NUTRINOVA LOGO]
PRODUCTS                      [TRESPAPHAN LOGO]

SEGMENT OVERVIEW  >>


[CELANESE CHEMICALS LOGO]

ACETYL PRODUCTS

   Acetyl Products accounts for the largest share of the business of Celanese, with 36 percent of total segment sales. The main products in this segment are methanol, acetic acid, vinyl acetate monomer, acetic anhydride and acetate esters. Celanese is a market leader in most of these areas. Acetyl products are the starting materials for a large number of chemical and pharmaceutical products and are used in almost all processing industries.


[PHOTO]

Efficient processes, large plants and global presence make Celanese a leading producer of basic chemicals


[CELANESE CHEMICALS LOGO]

CHEMICAL INTERMEDIATES

   This segment, which makes up 20 percent of the total segment sales of Celanese AG, consists of acrylic acid, acrylates, oxo products and specialties. Many of the products are subsequently processed within Celanese AG. External customers include the paint and coatings industry, the building sector, agrochemicals and the textile and hygiene sectors. An innovative portfolio and customer-specific solutions are factors that contribute to the success of this segment.

[PHOTO]

Acrylic acid is an important component in high-quality paints and coatings


[CELANESE ACETATE LOGO]

ACETATE PRODUCTS

   This segment accounts for 17 percent of total segment sales and consists of acetate filament that is processed by our customers into fashion apparel and linings, and acetate tow, used in filter materials. Celanese is a market leader in both areas. Acetate Products serves as an example of our integrated value chain: from acetic acid we produce acetic anhydride that in turn is used to make acetate flake, which is then processed into fibers and tow. Because of the structural changes under way in our customer industries, great flexibility is necessary in this area.

[PHOTO]

Acetate filament is the first choice for many fashion designers

[GRAPHIC]

in (euro) millions
SALES        > 1999                         1,561
             > 1998                         1,518

OPERATING    > 1999                           (65)
RESULT       > 1998                           152

EBITDA*      > 1999                            89
             > 1998                           246

*excluding special charges

Sales of Acetyl Products rose by around 3 percent in 1999. The sharp increase in raw material costs combined with predominantly falling selling prices brought margins under pressure. The operating result was affected by special charges amounting to (euro) 53 million.

         We are strengthening our cost leadership through the restructuring already initiated and by investing in our most efficient plants while rationalizing our high cost facilities. We are expanding our presence in Asia with the new acetic acid complex in Singapore.


[GRAPHIC]

in (euro) millions
SALES        > 1999                           884
             > 1998                           920

OPERATING    > 1999                           (47)
RESULT       > 1998                            54

EBITDA*      > 1999                            84
             > 1998                           111

*excluding special charges

Sales of Chemical Intermediates fell by an overall 4 percent, with the decline in selling prices playing a major part. However, Acrylates and Specialties increased in volume terms. The special charges of (euro) 57 million had a major impact on operating results.

         In cooperation with Dow Chemical, we opened an acrylic acid plant in Boehlen, Germany, in order to expand our position in this growing market.


[GRAPHIC]

in (euro) millions
SALES        > 1999                           739
             > 1998                           839

OPERATING    > 1999                           (46)
RESULT       > 1998                            94

EBITDA*      > 1999                            95
             > 1998                           154

*excluding special charges

The structural changes among its customers and the after-effects of the Asia crisis created a difficult environment for Acetate Products in 1999. To improve our competitive position, we spent (euro) 81 million on restructuring.

         Our strategy is twofold: to increase the efficiency of our plants and organization, and to broaden the applications of Acetate Products, for example in wound dressings.

SEGMENT OVERVIEW  >>


[TICONA LOGO]

TECHNICAL POLYMERS

   We produce and market technical polymers under the name Ticona (18 percent of total segment sales). The main customers are the automotive and electrical/electronics industries. Ticona is a world market leader in key high-performance plastics like polyacetal and ultra high molecular weight polyethylene. The success factors are innovation and the development of individual formulations for customers.

[PHOTO]

Technical polymers are used in demanding automotive applications


[NUTRINOVA LOGO]

[TRESPAPHAN LOGO]

PERFORMANCE PRODUCTS

   This segment (9 percent of total segment sales) consists of Trespaphan, which manufactures polypropylene films (OPP) for food packaging, films for cigarette packs, labels and capacitors; and Nutrinova, which produces the high-intensity sweetener Sunett(R) and the food preservatives sorbic acid, potassium sorbate and calcium sorbate. Both businesses occupy leading positions in their markets.

[PHOTO]

Soft drink producers are increasingly using Sunett(R)

[graphic]

in (euro) millions

SALES        > 1999                           788
             > 1998                           750

OPERATING    > 1999                           (96)
RESULT       > 1998                            53

EBITDA*      > 1999                           123
             > 1998                           115

*excluding special charges


Sales in this segment rose by 5 percent in 1999. Demand was strong from the automotive, telecommunication and electrical appliance industries. Special charges totaled (euro) 154 million, mainly relating to product liability claims stemming from the 1980s. EBITDA excluding special charges increased by 7 percent.

         Ticona continues to address innovation and growth by starting the first large-scale production unit of Topas(R) in Oberhausen, Germany and buying a 50 percent shareholding in Korean Engineering Plastics Company Ltd.



in (euro) millions

SALES        > 1999                           397
             > 1998                           407

OPERATING    > 1999                           (93)
RESULT       > 1998                           (12)

EBITDA*      > 1999                            42
             > 1998                            52

*excluding special charges

While sales of food ingredients increased, a decline in OPP films led to a fall in overall sales of the segment by 2 percent. The (euro) 93 million operating loss is mainly due to special charges of (euro) 99 million, most of which relate to antitrust proceedings against sorbates producers in the United States, and restructuring.

         Trespaphan is improving its cost structure through site streamlining and specialization. Nutrinova is consolidating its core competencies through growth and greater efficiency.

[PHOTO - OF CLAUDIO SONDER]

CLAUDIO SONDER - BUSINESS DEVELOPMENTS IN 1999 >>

THE FUTURE MEANS CHANGE - THAT'S THE KEY TO GROWTH.

[CLAUDIO SONDER, BRAZILIAN, CHEMICAL ENGINEER AND ECONOMIST]


   1942 > born in Sao Paulo, Brazil
   1966 > Head of Sales at Hoechst do Brasil
   1983 > Chairman of the Board
          of Management of Hoechst do Brasil
   1996 > Member of the Board
          of Management of Hoechst AG
   1999 > Chairman of the Board
          of Management of Celanese AG

CLAUDIO SONDER - BUSINESS DEVELOPMENTS IN 1999 >>


SETTING THE COMPANY'S FUTURE COURSE


> WE HAVE SET UP A GLOBAL COMPANY THAT HAS AN EXCELLENT MARKET AND TECHNOLOGY POSITION IN ITS CORE BUSINESSES

>  WE HAVE ACHIEVED OUR STRATEGIC GOALS FOR 1999 FASTER THAN EXPECTED

>  WE ARE SHIFTING OUR FOCUS MORE TOWARD GROWTH AND
   PRODUCTIVITY ENHANCEMENT


OUR VISION - VALUE CREATION THROUGH CHANGE AND GROWTH

   Our company was set up with our vision of growing faster than the sector. It is our goal to be a global leader in the industry in terms of value creation for our shareholders. Speed is essential in this process - for anticipating our customers' needs, implementing innovative ideas and participating in the structural change in our sector.


Core Businesses of Celanese AG
(Share of total sales)

Acetyl Products          36%
----------------------------
Chemical
Intermediates            20%
----------------------------
Acetate Products         17%
----------------------------
Technical Polymers
Ticona                   18%
----------------------------
Performance Products      9%
----------------------------


OUR STRENGTHS - COST EFFICIENCY, CUSTOMER-SPECIFIC SOLUTIONS, HIGH MARKET SHARES IN CORE AREAS

   We have an excellent starting position relative to our global competitors. Our core businesses are Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers and Performance Products, consisting of specialty films and food ingredients.

   Our products and services are used in major growth sectors, like the automotive, electrical, telecommunication and food industries, and also by major processors in all branches of the chemical, textile and consumer goods industries. More than 75 percent of our sales are derived from products in which we are the leading or second-largest supplier in the market.

   Celanese has placed great emphasis on providing its customers with excellent service and in-depth solutions to address their requirements. As a result, we have achieved leading market positions in our core businesses. Thanks to our considerable experience in process technology, we are also one of the most efficient producers in the industry.


THE STEPS WE ARE TAKING

   To achieve our vision and to increase the profitability of our businesses, it is necessary to take swift and systematic action to anticipate market developments. We have decided:

> TO BUILD ON OUR STRENGTHS
We have focused our portfolio in a very short time on those activities in which we have significant market shares and high expertise. We will continue to evaluate our businesses to create a more balanced mix of basic chemicals and specialty products, thereby reducing our vulnerability to the chemical cycle, and we have already found future-oriented solutions for most of our non-core businesses.


> TO INCREASE OUR COST EFFICIENCY
We are improving our technical processes, streamlining our organization and optimizing our infrastructure in order to enhance our cost leadership position.


> TO IMPROVE INNOVATIVE CAPABILITIES
We must think in a whole new way about what innovation means to us. It is not just an issue for research and technology, for new production processes and product developments. Innovation also deals with the way people work with each other. In working partnerships with our customers, for example, we find completely new solutions to their needs.


> TO EXPAND IN GROWTH MARKETS
We will continue to leverage our existing positions around the globe. Additionally, Celanese is actively investing both on its own and together with strong local partners in highly dynamic regions, such as Asia.


> TO CREATE A PERFORMANCE CULTURE
We want to give all of our employees incentives to perform in the best interests of our shareholders, to be measured appropriately and then to be rewarded for that performance. We are encouraging openness, responsibility, mobility, commitment and creativity.

CLAUDIO SONDER - BUSINESS DEVELOPMENTS IN 1999 >>


BUSINESS DEVELOPMENT AND RESTRUCTURING IN 1999

   While we are working very hard to improve our prospects for the future, we are doing this against the backdrop of what has been a most difficult time for our new company. Although the economic environments in our key markets gradually improved last year, we experienced intense competition worldwide in many of our product lines. Furthermore, our raw material costs were adversely affected by rising oil prices during most of 1999. These forces combined to restrain our earnings and operating cash flow.

> In the first phase of our strategic restructuring we started to divest non-core activities. We virtually completed this process by year-end, faster than planned. The proceeds from sales to date amounted to more than (euro) 900 million.

> Thanks to the divestments we reduced the net financial debt burden that we took on as part of the demerger and thus improved the conditions for future growth.

> In the second stage we took steps to improve our structure and increase the efficiency of our core businesses. Some of these measures also involved plant and site closures. Here, too, we have made rapid and systematic progress. My Board of Management colleagues will report on this in the sections that follow. It was our declared aim at the time of the demerger to resolve the greater part of these internal issues during our first year as a public company.

> In line with our strategy of innovation- and customer-oriented growth, we acquired at year-end a 50-percent holding in Korean Engineering Plastics Company Ltd., a very strong partner in the technical polymers field in Asia. In Boehlen (Germany), we opened an acrylic acid plant in a cooperative venture with The Dow Chemical Company.

LOOKING AHEAD

   Celanese's results of operations for 1999 have been adversely affected by the market conditions in the chemical industry as well as by special charges principally relating to restructuring and two legal actions. These challenging market conditions are expected to persist in 2000. The changes in the chemical industry will continue. Celanese has undertaken a number of cost-cutting and restructuring measures to increase its innovative strengths and competitiveness. We are confident that we will be able to act quickly and effectively to take advantage of the possibilities for growth in today's competitive marketplace.


THE PATH TO VALUE CREATION

[CELANESE CHEMICALS LOGO]

[CELANESE ACETATE LOGO]

[TICONA LOGO]

> Focus
> Innovation
> Cost Leadership
> Growth


[TRESPAPHAN LOGO]

[NUTRINOVA LOGO]

> Realignment
> Growth


1999  >  >  >  >

CELGARD
COPLEY

DYNEON
TARGOR

THERMPHOS
VINNOLIT

> Divestments


In 1999 we reorganized our businesses and improved our innovative strengths. Most of our non-core businesses were successfully divested. With the cash generated by our divestiture program, we improved our financial situation and our chances for growth.

                           [PHOTO OF PERRY W. PREMDAS]

PERRY W. PREMDAS - FINANCIAL RESULTS >>


IN A DIFFICULT YEAR, WE TOOK MAJOR STEPS TOWARD CREATING FUTURE VALUE.


[PERRY W. PREMDAS, AMERICAN, MASTER OF BUSINESS ADMINISTRATION]

[ARROW GRAPHIC]


1952 > born in Washington, D.C., USA

1976 > Treasury, Controlling and Planning at Celanese Corporation and Celanese
       Mexicana

1990 > Vice President Finance and Administration, Specialty Products, Hoechst
       Celanese

1995 > Vice President and General Manager, Printing Products Division, Hoechst
       Celanese

1998 > Senior Executive Vice President and Chief Financial Officer, Centeon LLC

1999 > Chief Financial Officer, Celanese AG

PERRY W. PREMDAS - FINANCIAL RESULTS >>

FINANCIAL BASIS STRENGTHENED MORE QUICKLY THAN EXPECTED


>  THE SUCCESSFUL DIVESTITURE OF NON-CORE BUSINESSES SIGNIFICANTLY REDUCED DEBT

> ALL OF OUR SEGMENTS HAVE IMPLEMENTED STRICT PROGRAMS TO REDUCE COSTS AND INCREASE CASH FLOW

>  HIGH SPECIAL CHARGES AND LOW PROFITABILITY RESULTED IN AN OPERATING LOSS


   Last year was a difficult one. Not only were we creating a new company and managing the demerger, but we were attempting to accomplish this at a time when competition in our businesses was very intense and margins for our products came under pressure.

   We report below on the development of our continuing operations; we cover our discontinued businesses in the financial report, a separate publication.

   Although volumes increased 1 percent in 1999 and currency effects were favorable by 3 percent, selling prices were down 5 percent on average, resulting in slightly lower sales ( -1 percent). When combined with the higher production costs, primarily due to raw material costs, our gross profit declined 22 percent, and our gross margin was only 16 percent versus 20 percent in 1998.

   EBITDA (earnings before interest, taxes, depreciation & amortization) excluding special charges is our key measure of profitability and is a good approximation of the amount of cash our segments generate. This figure dropped last year to (euro) 377 million from (euro) 580 million in 1998 mainly because of the severe margin squeeze.


REDUCTION OF OPERATING COSTS WILL CONTINUE

   In early 2000 as well, we are facing an intense competitive situation. We have a number of programs underway to increase our profitability. Most importantly, we are working extremely hard to cut costs throughout the company. Several specific projects are ongoing in the operating businesses, such as projects to reduce overheads and slim down our management structure.

SPECIAL CHARGES

in (euro) millions                    1999
------------------------------------------
> Personnel reduction costs           116
> Plant and office closures           102
> Litigation (product liability,
  antitrust)                          203
> Asset impairments                    56
> Demerger costs                       28
> Environmental and other              52
> Miscellaneous                         2
------------------------------------------
Total                                 559
------------------------------------------


   At this point, we believe that the bulk of restructuring measures is behind us. However, it will remain our most important goal to improve our productivity and therefore special charges could arise in the future. The special charges of
(euro) 559 million include reserves of (euro) 457 million which will lead to cash outflows in 2000.

   In combination, the sharp drop in operating results and the high level of special charges resulted in an operating loss of (euro) 521 million. Below the operating profit line, interest expense declined significantly in 1999, and there was a modest tax benefit.

   The negative results of continuing operations deepened from (euro) 56 million in 1998 to (euro) 502 million in 1999, mainly because of a decrease in operating margins and the significant increase in special charges. The divestiture program generated (euro) 298 million in after-tax gains from disposals of discontinued operations, and this helped to offset the decline in net earnings.


CASH FLOW BOOSTED BY DIVESTITURES

   Mainly because of the drop in operating margin and net results, cash flow from operations declined by (euro) 147 million to (euro) 183 million in 1999.

   However, as noted above, the divestiture program has made a significant positive contribution. We vigorously pursued this effort and progress has exceeded our expectations. As of the end of last year, divestitures generated net cash of (euro) 913 million.

PERRY W. PREMDAS - FINANCIAL RESULTS >>


DIVESTITURES

                             Closing date
-----------------------------------------
> Copley                        Sept 1999
> Celgard                        Dec 1999
> Millhaven                      Dec 1999
> Targor                         Dec 1999
> Dyneon                         Dec 1999
> EO/EG                          Dec 1999
> Thermphos                      Jan 2000
> Vintron       Expected by year end 2000
> Vinnolit      Expected by year end 2000
-----------------------------------------


   In addition, we tightened the reins on capital expenditures on property, plant and equipment, which declined from (euro) 345 million in 1998 to (euro) 262 million. We spent (euro) 397 million on strategic acquisitions in 1999. The company is rigorously reviewing all proposed investments with the aim of selecting only those that will rapidly contribute to earnings and to cash flow. The combined effect of these efforts led to a substantial improvement in our cash flow from investing activities from an outflow of (euro) 297 million in 1998 to a net inflow of (euro) 257 million in 1999. We used the bulk of the cash generated in 1999 to reduce our debt. We will focus on projects - including selected acquisitions - that will enhance the competitive positions of our core businesses.


OUR BALANCE SHEET HAS STRENGTHENED

   At the start of 1999, Celanese had net financial debt of about (euro) 1.5 billion. As noted above, a key element of our financial strategy was to pay down debt with proceeds from the disposal of non-core assets, and this was the key factor leading to the decrease in net financial debt to (euro) 570 million as of December 31.

   Also, in order to be able to operate Celanese as a company independent from Hoechst, it was necessary to refinance most of the demerged debt. This was successfully achieved under favorable conditions. We received a positive investment grade rating from the agency Moody's Investors Service of "Baa2." As a result, we believe that our cost of borrowing is very competitive and that we are well positioned to participate in the debt markets in the future.

   Operating receivables and inventories at the end of the year were (euro) 2.1 billion or 48 percent of sales. One of our top priorities is to reduce the amount we have committed in these assets. All operations are actively trimming and optimizing their working capital. Our goal over the next few years is a continued reduction of working capital.

PROGRESS TOWARDS OUR FINANCIAL GOALS

   We stand committed to achieving the following key financial performance targets over the whole of the cycle:


TARGETS OVER THE CYCLE (IN %)

                                             TARGET       STATUS QUO
--------------------------------------------------------------------
> EBITDA margin excluding special charges    15 - 20          8.7
> Return on Capital Employed                 10 - 11
> Total debt/Total capitalization            30 - 40         25.7


   It is clear that our results have fallen short of our EBITDA margin objectives. This is mainly because of the adverse competitive environment but also because we still have to significantly improve our core activities. As of the end of 1999, our degree of debt had improved more than expected. This will be to our advantage since we will have substantial cash outflows relating to our current restructuring program in the near future.


OUTLOOK

   The current business environment is extremely challenging. Accordingly, we are intensifying our efforts to improve profitability and cash flow throughout the company.

   As we divested a majority of our non-core activities earlier than expected, we were able to record a positive net income at the parent company level by year-end. Accordingly we are in a position to consider a dividend payment for 1999. We will recommend a dividend payment of (euro) 0.11 cents per share, totaling around (euro) 6 million, at this year's annual general meeting.

                           [PHOTO OF KNUT ZEPTNER]

KNUT ZEPTNER - BASIC CHEMICALS AND ACETATE PRODUCTS



COST LEADERSHIP AND
STRONG GLOBAL CORE
BUSINESSES PROVIDE
OUR POTENTIAL FOR
GROWTH.



              [KNUT ZEPTNER, GERMAN, BUSINESS MANAGEMENT GRADUATE]



                        1944 >  born in Teuplitz, Germany
                        1965 >  Head of Sales, Technical Films, Hoechst UK
                        1990 >  Member of management team, Hoechst Japan
                        1993 >  General manager, Hoechst Diafoil
                        1996 >  Head of Plastics Division, Hoechst AG
                        1999 > Member of the Board of Management of Celanese AG and CEO of Celanese Chemicals and Acetate

KNUT ZEPTNER - BASIC CHEMICALS AND ACETATE PRODUCTS >>






MAINTAINING COST LEADERSHIP IN A DIFFICULT COMPETITIVE ENVIRONMENT


>  WE ARE MARKET LEADERS IN MOST OF OUR CORE BUSINESSES

> IN 1999, WE TOOK DECISIVE ACTION TO INCREASE THE EFFICIENCY OF OUR OPERATIONS BY RESTRUCTURING AND BY IMPROVING OUR TECHNOLOGIES

>  STRONG RISE IN RAW MATERIAL COSTS IMPACTED MARGINS AND THE RESULTS IN 1999


MARKET POSITION AND GLOBAL PRESENCE

      In the Acetyl Products segment, we are the world's largest manufacturer of acetic acid and vinyl acetate. We also are the largest North American producer of methanol, a strategic raw material for these products. In acetate filament and tow, we are the global leader. Our production plants are among the most efficient in the world.


                                  [PIE CHART]

SALES BY SEGMENT

Acetyl Products             36 %
--------------------------------
Chemical Intermediates      20 %
--------------------------------
Acetate Products            17 %
--------------------------------
Technical Polymers
Ticona                      18 %
--------------------------------
Performance Products         9 %
--------------------------------


                                  [PIE CHART]

SALES BY REGION*

North America              50 %
--------------------------------
Europe                     27 %
--------------------------------
Asia                       17 %
--------------------------------
Other                       6 %
--------------------------------

* for the segments Acetyl Products, Chemical Intermediates, Acetate Products

THE MAIN AREAS OF OUR BUSINESS

> WE PROCESS RAW MATERIALS IN AN INTEGRATED VALUE CHAIN

We transform the petrochemical raw materials natural gas, ethylene and propylene into higher-value organic basic chemicals that are the building blocks of many everyday products, ranging from paints, plastics, adhesives and synthetic fibers to agrochemicals and pharmaceuticals. Our basic chemicals include methanol, acetic acid, oxo alcohols and acrylic acid. These chemicals are either used as starting materials, e.g. acrylic acid for superabsorbents in disposable diapers, or are converted into other chemicals, e.g. vinyl acetate, acetate esters, cellulose ester, polyols and amines.

      A good example of value creation at Celanese is acetic acid. Celanese sells acetic acid directly to processors, but also uses it as an intermediate for higher-value products like vinyl acetate monomer, which is a component of paints, adhesives and films; acetate esters, used in coatings and printing inks; and acetic anhydride. This is used in analgesics and in acetate filament for high-quality fashion apparel and household fabrics.

> WE WORK IN A DIFFICULT COMPETITIVE ENVIRONMENT

Raw material prices are a key factor in our production costs. These costs rose dramatically in 1999, pushed up by increasing crude oil prices, which more than doubled over 12 months. Unfortunately, we were not able to raise the selling prices of our products to the same extent. This caused our margins to come under severe pressure. Moreover, the markets for some of our products suffer from global overcapacities, e.g. in oxo products, acetate esters, and acetate filament. These conditions were mainly the results of new plants in Asia and, in the case of acetate filament, changing demand patterns.

OUR STRATEGY

      Rapid implementation of our strategic decisions is essential. Speed is important for all our structural changes, targeted growth and technical innovations. Within the segment we are aiming:

> TO ENHANCE THE EFFICIENCY OF OUR OPERATIONS

We will continue to rationalize less competitive plants and cut costs. In 1999 we closed our acetic acid plant in Frankfurt, Germany, and our acetaldehyde plant in Lillebonne, France. We announced plans to close our acetate filament plant in Drummondville, Canada, and we began the process of reducing acetate filament capacity at Rock Hill, South Carolina. We also announced the planned shutdown of Acetyl Products units at our site in Celaya, Mexico, as well as a capacity reduction at our filter products operation in Ocotlan, Mexico. We continued to cut administrative costs, closing the headquarters of Celanese Canada in Montreal and restructuring our administrative offices in Dallas, Texas.

> TO PURSUE GROWTH OPPORTUNITIES

We plan to grow by enhancing our current market position and through acquisitions. We are expanding our presence in Asia, which we regard as a major growth region. In Singapore, we have recently started up an acetate ester plant and we plan to bring on stream one of the world's most efficient acetic acid plants by mid-2000. We also entered the growing European market for acrylic acid through a cooperative venture with Dow Chemical in Germany. Furthermore, we are striving for a forward-integrated portfolio expansion in selected markets over the medium term.

> TO IMPROVE OUR TECHNOLOGY POSITION

We continuously seek to strengthen our technology to maintain cost leadership. Our technology centers in Corpus Christi (Texas) and Oberhausen (Germany) are focusing on the development of improved catalysts, debottlenecking and cost reduction efforts and following up new business opportunities. Our research and development efforts have enhanced our competitiveness. A good example is our optimization of the methanol carbonylation technology for the production of acetic acid. Celanese considerably improved the catalyst system, lowered energy costs and overcame existing capacity limits. Our

KNUT ZEPTNER - BASIC CHEMICALS AND ACETATE PRODUCTS >>


acetic acid plant at Clear Lake (Texas) is now one of the largest and most efficient in the world. Our new acetic acid plant in Singapore will also use this leading technology.

> TO DEVELOP SOLUTIONS THAT IMPROVE OUR CUSTOMERS' COMPETITIVENESS

Strengthening our customers' competitiveness is a priority. That's why we also talk with our customers' customers, e.g. in our "Innovate Acetate" program. Here, our marketing people are in close touch with leading designers and trendsetters to determine what will be fashionable in the coming seasons. Our production and sales specialists then work closely with our customers to determine which fibers, processing and dyeing methods etc. are needed to meet the specifications. When the solution has been identified and solved, we support our customers in the marketing of their Celanese textiles.


BUSINESS DEVELOPMENT AND RESULTS


      Sales of Acetyl Products increased 3 percent in 1999 compared with the previous year. Volume growth of 5 percent was, however, partially offset by price declines. The sharp rise in raw material costs and the decline in selling prices impacted this segment. The cost of natural gas, for example, rose by 10 percent, and ethylene by 32 percent, while the price of acetic acid fell by 15 percent. The special charges amounting to (euro) 53 million are attributable mainly to plant closures in Europe and Mexico as well as global rationalization. The increase in capital expenditures is primarily due to construction of our acetic acid plant in Singapore, which will strengthen our presence in Asia.

ACETYL PRODUCTS

in (euro) millions                        1999         1998        Change
-------------------------------------------------------------------------------
> Sales                                  1,561        1,518           3%
> EBITDA excluding special charges          89          246        - 64%
> EBITDA excluding
  special charges/sales                    5.7%        16.2%
> Operating profit (loss)                  (65)         152         n.m.
> Depreciation & amortization              101           85          19%
> Capital expenditures                     127           70          81%
-------------------------------------------------------------------------------

      Sales at Chemical Intermediates declined by 4 percent, with selling prices falling by 6 percent and volumes by 2 percent. Currency factors and license revenue yielded a plus of 4 percent. Within the segment, sales and results


CHEMICAL INTERMEDIATES

in (euro) millions                       1999          1998           Change
-------------------------------------------------------------------------------
> Sales                                   884           920            - 4%
> EBITDA excluding special charges         84           111           - 24%
> EBITDA excluding
  special charges/sales                   9.5%         12.1%
> Operating profit (loss)                 (47)           54            n.m.
> Depreciation & amortization              74            56             32%
> Capital expenditures                     46            97           - 53%
-------------------------------------------------------------------------------

showed a mixed picture, with volumes rising and prices falling to very different degrees, e.g. in acrylates and specialties. The Oxo business, which experienced declines in volumes due to operating difficulties at two plants and declining prices, depressed the segment's overall result. The special charges in Chemical Intermediates amounted to (euro) 57 million, mainly due to asset writedowns and restructuring in Europe. After excluding special charges EBITDA fell to (euro) 84 million.

ACETATE PRODUCTS

IN (EURO) MILLIONS                         1999          1998         CHANGE
-------------------------------------------------------------------------------
>  Sales                                    739           839          - 12%
>  EBITDA excluding special charges          95           154          - 38%
>  EBITDA excluding
   special charges/sales                   12.9%         18.4%
>  Operating profit (loss)                  (46)           94           n.m.
>  Depreciation & amortization               60            54            11%
>  Capital expenditures                      30            69          - 57%
-------------------------------------------------------------------------------


      Sales at Acetate Products declined 12 percent to (euro) 739 million. This was mainly because of a decline in volumes (12 percent) and prices (4 percent). Positive currency factors offset the fall in prices. The segment had restructuring charges of (euro) 81 million, owing to plant closures in North America. EBITDA (excluding special charges) fell to (euro) 95 million.


OUTLOOK

      Our three segments constitute the largest share of Celanese sales and are vital drivers of value creation. We will play an active part in the industry's consolidation. Our goals are to maintain our regional presence, meet the growing needs of our customers and strengthen our cost leadership in a difficult competitive environment.



              [PHOTO OF WORKERS AT SINGAPORE VINYL ACETATE PLANT]


Celanese has operated a vinyl acetate plant in Jurong Island industrial park near Singapore since July 1997. This year an acetate ester plant and an acetic acid unit will be added. The three plants form a chain. Acetic acid is the starting product for vinyl acetate and acetate esters. Demand for these basic chemicals is rising well above average in Asia.

                          [PHOTO OF EDWARD H. MUNOZ]

EDWARD H. MUNOZ - TECHNICAL POLYMERS TICONA >





INNOVATION IS OUR
STRENGTH - IN THE
PRODUCTS AND
SOLUTIONS WE OFFER
OUR CUSTOMERS.





               [EDWARD H. MUNOZ, AMERICAN, CHEMIST AND
                 MASTER OF BUSINESS ADMINISTRATION]


                            1944 > born in Brownsville, Texas
                            1967 > Head of production at Celanese Ltd.
                            1990 > Head of plastics division at Hoechst Celanese 1993 > Head of Celanese Mexicana
                            1999 > Member of the Board of Management
                                   of Celanese AG and CEO of Ticona

EDWARD H. MUNOZ - TECHNICAL POLYMERS TICONA >


COMPETITIVE ADVANTAGE THROUGH INNOVATIVE POLYMERS

-  WE ARE EXPERIENCING STRONG DEMAND FOR HIGH-QUALITY PLASTICS

-  WE HAVE FURTHER EXPANDED OUR PRESENCE IN ASIA

-  BY WORKING CLOSELY WITH OUR CUSTOMERS, WE ARE OPENING UP NEW MARKETS


MARKET POSITION AND GLOBAL PRESENCE

   Ticona is a major global supplier of technical polymers. We are a market leader in polyacetal (Hostaform(R), Celcon(R)), ultra high molecular weight polyethylene (GUR(R)), liquid crystal polymers (Vectra(R)), and long fiber reinforced thermoplastics (Celstran(R), Compel(R) and Fiberod(R)). Our main customers are the automotive, electrical/electronics and consumer goods industries.

[ PIE CHART ]

CONSUMER MARKETS FOR
TICONA PRODUCTS AND SOLUTIONS
Automotive ....................    47%
Consumer goods ................    19%
Electrical and
electronics industry ..........    15%
Industrial goods ..............    12%
Medical/laboratory
equipment .....................     5%
Other .........................     2%

[ PIE CHART ]

SALES BY REGION
Americas ....................    38%
Europe ......................    36%
Asia-Pacific
(including Polyplastics) ....    26%

Ticona is well positioned in all regions. Our business in Asia is mainly conducted by Polyplastics, in which we have a 45% holding.


THE CUSTOMER AS PARTNER - WAYS TO NEW SOLUTIONS AND NEW MARKETS

   In today's markets it's not only new, high-quality products that are in demand. Customers are constantly looking for new solutions to their problems. Ticona's strengths in both these areas are recognized. In addition to making high-quality plastics, we work closely with our customers to give them competitive advantages by devising innovative solutions to their specific problems. Cooperation is close from the development phase of a new component onwards. Customers indicate their requirements and then together we specify the material requirements, the design and processing technologies. An efficient development partnership results and opens up new markets and applications for both sides.

VERSATILE, STRONG,
ENVIRONMENTALLY FRIENDLY

   Compared with more traditional materials like glass or metal, plastics offer some important advantages. Due to their lower weight they are more flexible during the molding process. The molding versatility of plastics that results from a number of different processing technologies permits production of complex, single-shot components with little waste and high cycle times. By mixing additives with basic grades (compounds), plastics can be tailor-made to customer specifications. The comparatively low processing temperatures have a positive effect on energy consumption. Thanks to these properties, Ticona's high-quality plastics meet the performance requirements of a wide range of applications.

TECHNICAL POLYMERS VALUE CHAIN
                                                       Development
                   Ticona                              partnerships                                    Customers
                                                       Service


Raw materials/              Polymers       Compounding               Injection      OEM system         Consumers
Monomers                                                             molders        suppliers (1)


Process development                        Product development                      Technical service
Technology leadership                      Application development                  CAE (2)
Quality improvement                                                                 Quality assurance
Efficiency improvements                                                             Polymer testing

Our services contribute to the value chain at various levels and extend well beyond the development and production of technical polymers.

(1) OEM = Original equipment manufacturer

(2) Computer-aided engineering

A FIRST-CLASS EXAMPLE -
PLASTICS IN THE AUTOMOTIVE INDUSTRY

   In the global automotive industry, plastic demonstrates its versatility well. Various extremely demanding product characteristics need to be met, such as toughness, impact strength, heat resistance, elasticity, electrical conductivity, resistance to chemicals, noise insulation and color fastness. Plastics are, therefore, used in a large number of automotive applications, e.g. fuel pump rotors, filter housings, spark plug connectors, windshield wiper housings, sunroofs, loudspeaker grilles, dashboard housings and airbag covers. Because of their special properties like toughness, flexural and breaking strength, plastics play a vital part in saving lives, for example, in safety belt systems.

   They also make an important environmental contribution: the lower weight of plastics compared with metals and glass has helped vehicles significantly reduce their energy consumption.

A SIGN OF THE FUTURE - TOPAS(R)

   Topas(R) - cycloolefin copolymers made with the help of metallocene catalysts
- points the way to the next generation of technical polymers. It combines such different properties as low water absorption, low density, chemical resistance, high transparency, variable deflection temperatures, and high rigidity in a very versatile way. Topas(R) is not so much a single product as a platform for a range of applications. At present, this mainly consists of transparent films that protect medicines from moisture and damage, transparent optical systems like lenses, toner binder grades for high-resolution laser color printing as well as capacitor films. Another advantage of Topas(R) is that it can be processed in various ways, e.g. by injection molding and extrusion. This advantage offers our customers a wide variety of new application areas.


RECYCLING - LESS WASTE AND LOWER COSTS

   Ticona has developed several programs for the recycling of production waste and used moldings, e.g. for polyacetal and polyester products. In one program, we upgrade plastic recyclate from, for example, scrapped cars by adding Celstran(R), a long fiber reinforced thermoplastic. This helps customers reduce their raw material and disposal costs and comply with legal requirements.


STRATEGY

   Customer orientation and innovation are the pillars of our business. They are at the same time the driving force behind our strategy, which aims for above-average growth. We take a twin-track approach here.

> INTERNAL GROWTH
With all our existing products, we grow through continuous process, product and application development and by devising new solutions to meet emerging needs and demands. This allows us to open up new markets and market segments as well as to win additional customers. At the same time we are looking for completely new products. The formulation and production of innovative products like Topas(R) and our ability to commercialize these will secure our long-term success. To complement these activities, our New Business Development group aims to establish new business platforms and to develop the core activities of the future.

> GROWTH THROUGH STRATEGIC ALLIANCES

In view of the rapid changes and globalization taking place in the chemical industry, alliances and partnerships are increasingly important for our future growth. This is how we want to play an active part in the reshaping of our industry. We also want to expand our geographic presence, especially in growth markets like Asia. Cooperation with strategically chosen partners promotes a faster and more effective transfer of knowledge - the basis of future innovation.

   One example of this strategy is our long-term partnership with the Japanese plastics manufacturer Polyplastics in the Asia-Pacific region. Its strong position there has significantly expanded our geographic presence. In December, we consolidated our presence in Asia still further by acquiring a 50 percent holding in Korea Engineering Plastics Company Ltd. This company is a leading manufacturer of polyacetal in Korea and has a good technology and cost position.

BUSINESS DEVELOPMENT AND RESULTS

   Our sales rose by over 5 percent to (euro) 788 million in 1999. Volume growth (6 percent) and favorable currency factors (3 percent) were responsible for this increase. Demand was strong from the automotive industry, especially in the United States and from the telecommunications industry in Europe. We also made progress in the electrical appliances market. Our standard products came under strong pressure, especially in Europe. Overall, the business developed better in the second half of the year than in the first.

   Our operating result was impacted by a special charge of (euro) 128 million relating to product liability cases dating from the 1980s involving a number of manufacturers of raw materials for plumbing systems. Excluding special charges, the operating result increased to (euro) 58 million in 1999 from (euro) 53 million in the previous year and EBITDA (also excluding special charges) rose by a total of 7 percent to (euro) 123 million.

BUSINESS DEVELOPMENT AND RESULTS

in (euro) millions                        1999      1998     Change
- Net sales                                788       750          5%
- EBITDA excluding special charges         123       115          7%
- EBITDA excluding
  special charges/sales                   15.6%     15.3%
- Operating profit (loss)                  (96)       53        n.m.
- Depreciation & amortization               65        62          5%
- Capital expenditures                      40        66        -39%

OUTLOOK

   We will continue our strategy of growth through innovation. As part of our build-up of new core businesses, we will start production of Topas(R) at our new COC plant in Oberhausen, Germany, in summer 2000. We plan to extend our investments in the strategically important Asian market. Our cost-cutting efforts in production and administration will be intensified.


                           [PHOTO OF MOBILE PHONES]

Our technical polymers meet the requirements of numerous applications. Technical polymers are used inside many devices, e.g. mobile phones, electric razors, kitchen appliances and camcorders through to medical devices, such as inhalers.

                          [PHOTO OF ERNST SCHADOW]

ERNST SCHADOW - SUSTAINABLE DEVELOPMENT >>


Innovation, responsibility and long-term success - those are the values of our employees.


[ERNST SCHADOW, GERMAN, ENGINEER AND CHEMIST]
[Graphic]

   1942 >            born in Mankendorf, Germany
   1974 >            Joined Hoechst AG: Process engineering,
                     production and technology, Hoechst AG
   1985 >            Head of chemicals division
   1988 >            Member of the Board
                     of Management of Hoechst AG
   1999 >            Member of the Board
                     of Management of Celanese AG

ERNST SCHADOW - SUSTAINABLE DEVELOPMENT >>

Sustainable Development - responsibility for social, ecological and economic developments


> Motivated and skilled employees form the foundation for progress in a difficult business climate

> Comprehensive environmental protection and safety are top-priority issues for Celanese

>  Being innovative is essential to our future as a commercial enterprise

Social responsibility means investing in employee skills

   Social responsibility at Celanese starts with a focus on employees and includes training programs that meet both the individual's and the company's needs. Management development is a key task of the Board of Management. Managers have to tackle a wide range of challenges to help the company progress in its rapidly changing competitive environment.

   Celanese has created stock-price-based compensation programs as an incentive to employees to add value to the company. For example, managers who voluntarily invest a specific sum in shares of Celanese are granted stock appreciation rights in return, from which they benefit if the share price rises at an above-average rate. The members of the Board of Management and the Global Management Team have committed themselves to investing a sum equivalent to one year's gross salary in Celanese shares. Other employees can acquire shares subsidized by the company.

   The rapid implementation of the company's strategy since the public listing has also affected personnel levels. In 1999 700* jobs in continuing operations were shed, mainly through early retirement and normal attrition. In addition, the disposal of discontinued operations resulted in the reduction of 1,100* employees. Our social responsibility will remain an important factor in future personnel developments.

Respecting environmental and social concerns

   Sustainable development means being open to the demands of society and recognizing our responsibilities. Celanese supports Responsible Care(R), the worldwide initiative of the chemical industry, and has committed itself to continuously

Criteria for management development

Shaping the Focus          Winning Commitment          Building Success
-----------------          ------------------          ----------------
> Entrepreneurship         > Relations & Networks      > Develop Capabilities
> Strategic Thinking       > Change Leadership         > Multicultural
> Broad Scanning           > Courage                   > Teamwork & Cooperation
> Customer Focus

* Number at year-end
improving its performance in environmental protection and safety.

   In 1999 Celanese spent (euro) 116.4 million on environmental protection, of which (euro) 13.9 million was for capital expenditures and (euro) 102.5 million was for operating expenses. Compared with 1998, this represented a decline of around 16 percent. Environmental protection contributes to commercial success and has the following strategic goals:

> TO PREVENT POLLUTION

We prevent pollution and reduce costs by using production-integrated environmental protection.

> TO INTEGRATE SUSTAINABLE DEVELOPMENT INTO EVERYDAY OPERATIONS

We integrate environmental protection, safety and occupational health in all plant operations via management systems.

> TO RAISE AWARENESS OF
ENVIRONMENTAL PROTECTION AND SAFETY
We raise employees' awareness in these fields and enable them to commit themselves actively to environmental protection and safety through appropriate training measures.

   We acknowledge our responsibility to make prudent use of raw materials and energy. We can make significant savings, reduce production costs and improve our competitiveness by adopting process changes and new processes that more efficiently utilize raw materials and energy.

   A good example here is the production of polyacetal - our most important technical polymer. It is used mainly in automotive engineering and helps save both weight and energy. The energy needs of the plant where it is produced have fallen steadily thanks to process improvements and modifications. In the last four years, for example, average savings in specific energy consumption of around 15 percent have been achieved.

AMOUNT OF STEAM REQUIRED FOR POLYACETAL PRODUCTION

Index (Steam/Production)
[LINE GRAPH]

   Sustainable development at Celanese also means facing up responsibly to our industrial history. Contamination from chemical production at all sites will be carefully kept to a minimum or - where necessary - remediated. We spent (euro) 78 million in this area in 1999.

ERNST SCHADOW - SUSTAINABLE DEVELOPMENT/PERFORMANCE PRODUCTS >>

INNOVATION - A FOUNDATION STONE OF OUR CORPORATE CULTURE

   It is technological innovation and a new way of thinking by individuals and organizations that primarily make sustainable development a reality. Celanese has already set course for a new innovation culture, for instance, through partnerships with external research organizations.

COOPERATION WITH SYMYX

> CELANESE Specifies search areas
> SYMYX Tests and identifies new potential catalysts
> CELANESE Optimizes catalysts and introduces them into mini-plants and production

   Symyx, a young Californian company, uses the methods of combinatorial chemistry to identify new compounds with catalytic properties. Celanese has entered into an exclusive partnership with Symyx in the development of new routes to the oxidation of various hydrocarbons. The cooperation combines the ability of Symyx to investigate the catalytic effects of a large number of compounds in a very short time with our ability to optimize such catalysts and to integrate them into production.

RESEARCH STRATEGY - BUSINESS-DRIVEN AND FORWARD-LOOKING

   Our research strategy directly supports the business activities of the individual segments and also reflects the company's long-term, strategic interests. Business-driven research consists of:

> PROCESS ENHANCEMENTS, for example, the steady optimization of our acetic acid process.

> NEW APPLICATIONS for existing products. For example, acetate filaments were launched on the Chinese market as dressing material for burns. Dressings made of acetate filaments promote healing even when they are changed only at irregular intervals.


> PRODUCT DEVELOPMENTS, for example, new environmentally sound solvents and Topas(R), a technical polymer of the next generation that is used for medical and food packaging, toner binding resins, optical systems and other applications.

   In 1999 Celanese spent (euro) 79 million on research and development. Compared with 1998, that represents a decline of 22 percent. The reason for this was the strategic realignment of our research activities, most of which are now conducted decentrally in the segments.

   In two areas research is conducted commonly for all businesses:

> CATALYSIS is a key technology for the chemical industry. Celanese is investing in catalysts to retain long-term technology and cost leadership.


> BIOTECHNOLOGY will result in new raw materials, processes and products. Celanese has entered into cooperative ventures with various biotech companies and institutes in order to tap this new potential.

PERFORMANCE PRODUCTS -
TRESPAPHAN AND NUTRINOVA

     The Performance Products segment consists of Trespaphan, one of the leading manufacturers of oriented polypropylene (OPP) films for the packaging of foodstuffs and cigarettes, labels and capacitors; and Nutrinova, the producer of the high-intensity sweetener Sunett(R) (acesulfame K) and the food preservatives sorbic acid, potassium and calcium sorbates. In 1999, sales in the segment fell by 2 percent to (euro) 397 million, mainly because of a decline in sales of OPP films. In contrast, the food ingredient business developed positively. Overall, the segment reported an operating loss of (euro) 93 million in 1999, due primarily to special charges of (euro) 99 million, related to antitrust actions in the sorbates market in the United States, and restructuring.

   Trespaphan is concentrating increasingly on special films and applications and will reduce the size of its conventional transparent film business. Nutrinova is strengthening its leading position in its core competencies - sweeteners and food preservatives - and aims over the long term to broaden its food ingredients portfolio.

PERFORMANCE PRODUCTS


in (euro) millions                    1999      1998    Changes
------------------                    ----      ----    -------
> Net sales                           397       407      -  2%
> EBITDA excluding special charges     42        52      - 19%
> EBITDA excluding
  special charges/sales                11%       13%
> Operating profit (loss)             (93)      (12)      n.m.
> Depreciation & amortization          36        34         6%
> Capital expenditures                 12        35      - 66%


                              [ GRAPHIC ]

In the search for new catalysts we combine catalysis know-how with combinatorial chemistry and high-throughput screening. In the prototypes shown many potential catalysts are tested simultaneously under inert conditions. Promising catalysts and processes can now be developed from the micro-reactor through to production much more quickly than was possible just a few years ago.

The CELANESE AG Share >>



                                [ GRAPHIC ]

The Swiss brothers Henri and Camille Dreyfus laid the foundation for today's Celanese with the process developed in 1912 for the production of cellulose acetate. The share certificate features the two brothers as well as the structural formulas of the company's most important products.

THE CELANESE AG SHARE - A SYMBOL OF YOUR TRUST

A BRIGHTER FUTURE AS AN INDEPENDENT COMPANY

   We are certain that as an independent and more focused company Celanese is better positioned than as part of a conglomerate to use its capital resources to improve its competitiveness. It can thus respond more quickly and flexibly to changes in global markets.

GLOBAL REGISTERED SHARES

   On October 22, 1999, 55.92 million shares of Celanese AG were distributed to Hoechst shareholders in the demerger. The shares are global registered shares, which means that the same shares can be traded on the New York Stock Exchange
(NYSE) and in Frankfurt. The decision in favor of registered shares as opposed to bearer shares provides shareholders with a number of advantages. It opens up a wider market for the shares and enables the company to directly contact more of its shareholders through the data in its share register. In addition, it reduces transaction costs for international shareholders and makes the market more transparent.

TRADING STARTED ON OCTOBER 25, 1999

   In the fall of 1999 macroeconomic factors and capital market activities of individual competitors created a difficult environment for new issues in the chemical industry. The Celanese AG share made its debut on October 25, 1999, in Frankfurt and New York.

TAX FREE FOR SHAREHOLDERS

  The distribution of Celanese shares was tax free for German shareholders according to the Finance Ministry of the State of Hesse. Most non-German shareholders (including our shareholders in the United Kingdom and in the United States) can expect the transaction to be tax neutral as well. Details can be found on the internet at www.celanese.com.

[graphic omitted]

SHAREHOLDER STRUCTURE

Kuwait Petroleum Corporation            26%
Others (mainly private investors
  in Germany)                           21%
Germany (institutional investors)       17%
North America                           14%
U.K., Ireland                            8%
Employees                                8%
Continental Europe                       6%

THE CELANESE AG SHARE >>


CELANESE - KEY FIGURES 1999
---------------------------
>  Number of shares outstanding                                  55,915,369
>  Trading volume on the German exchanges (1)                    18,420,484
>  Trading volume on the NYSE (2)                                   830,500
>  Share price high (euro/share) (3)                                  18.43
>  Share price low (euro/share) (3)                                   14.20
>  Closing price at year end (euro/share) (3)                         18.00
>  EPS (euro/share)                                                   (3.70)
>  Dividend (euro/share)                                               0.11
>  EBITDA* excl. special charges (euro/share)                          6.74
>  Cash provided by operating activities (euro/share)                  3.27

(1) Source: Deutsche Borse AG
(2) Source: New York Stock Exchange
(3) Closing price: Frankfurt Stock Exchange
*   Earnings before Interest, Taxes,  Depreciation and Amortization


MEMBER OF M-DAX

   Since March 20, Celanese AG has been included in the M-DAX index. This broadens the group of potential buyers of our stock and permits a performance comparison with an established index.

A SUCCESSFUL START WITH THE REDISTRIBUTION

   As part of the demerger of Celanese, a consortium of eight banks (4) was appointed to match supply and demand for the new Celanese shares prior to the beginning of trading. The redistribution was supported by intensive marketing activities and it played a part in the change in the shareholder structure at Celanese.

(4) Credit Suisse First Boston, Dresdner Kleinwort Benson, Bayerische Landesbank Girozentrale, Deutsche Bank, DG Bank, Goldman Sachs International, J.P. Morgan Securities Ltd., Landesbank Hessen-Thueringen

A NEW SHAREHOLDER STRUCTURE

   A recent study shows that Celanese shareholders are globally spread as follows: 46 percent in Germany, 14 percent in the rest of Europe (including U.K./Ireland), 14 percent in North America and 26 percent in the Middle East - a Kuwait Petroleum Corporation (KPC) holding. In addition to this largest single holding, institutional shareholders own roughly 44 percent, and the remainder is mainly held by private investors.

INCENTIVES FOR VALUE CREATION

   To help employees identify with the company more closely and to create incentives, we have set up several stock-price-based compensation programs. To limit the financial exposure under these programs, Celanese started to offset these by purchasing share options in December 1999.

   A key element of these employee programs are stock appreciation rights for selected managers at Celanese AG. The stock appreciation rights grant a claim to the payment of the difference between a base price and the share price at the time of exercising the right. Under one of these programs, the Board of Management and the Global Management Team (GMT) will invest a sum equal to their annual salary in Celanese shares at market conditions. In return, the company will grant two stock appreciation rights per share.

> STOCK APPRECIATION RIGHTS

WAITING PERIOD: until October 25, 2001

EXERCISE HURDLE: at the time of exercise, the Celanese share on the Frankfurt stock exchange must have outperformed the median of a peer group.

PEER GROUP: The Dow Chemical Company/Union Carbide Corporation, DSM NV, Eastman Chemical Company, Georgia Gulf Corporation, Lyondell Chemical Corporation, Imperial Chemical Industries PLC, Methanex Corporation, Rhodia SA and Millennium Chemicals Inc.

44

BASE PRICE: Average of the first 20 days of trading on the Frankfurt stock exchange =(euro) 16.3705


ACTIVE INVESTOR RELATIONS

   Open and transparent communication with shareholders, financial analysts and potential investors is a high priority for the Board of Management of Celanese AG. We are convinced that a continuous dialogue with market participants promotes an appropriate valuation of the Celanese share. For this reason the Board of Management has maintained regular and intensive contact with the global capital market since the listing. This was preceded by road shows in Europe and in North America. Celanese management also explained the company's strategy and development at two international chemical conferences in 1999. The report on the third quarter was discussed in a telephone conference with investors and financial analysts from North America and Europe. Investor Relations' representatives in the United States and Europe can be contacted by shareholders, potential investors and analysts. An important tool for our global work is the timely information made available to the capital markets via the Internet under the key word "Investor" at the Celanese website.


RESEARCH ON CELANESE AG

The following firms published in-depth studies (more than 10 pages) on Celanese in 1999:

a) As part of the redistribution: Bayerische Landesbank, Credit Suisse First Boston, Deutsche Bank, DG Bank, Dresdner Kleinwort Benson, Goldman Sachs, J.P. Morgan

b) After the listing debut: Commerzbank, Goldman Sachs, J.P. Morgan, Lehman Brothers

RELATIVE PRICE DEVELOPMENT
                                  [LINE GRAPH]

Comparison of closing prices of Celanese, M-Dax and C-Dax Chemie (figures in %)

REPORT OF THE SUPERVISORY BOARD >>

[PHOTO]
Guenter Metz
Chairman of the
Supervisory Board

DEAR SHAREHOLDER,

       Celanese AG came into being in 1999. The demerger of the industrial chemicals businesses of Hoechst AG -- Celanese Chemicals & Acetate, Ticona, Nutrinova and Trespaphan -- into Celanese AG on October 22, 1999, and the listing of the new company on the New York and Frankfurt stock exchanges on October 25, 1999, were the key milestones last year.

       Prior to the actual demerger of the industrial chemicals businesses from Hoechst AG, Celanese AG was, until October 22, 1999, known as Diogenes Erste Vermoegensverwaltungs AG. The Supervisory Board was constituted on September 1, 1999, and elected Guenter Metz as Chairman. The Supervisory Board additionally formed at this inaugural meeting a Personnel and Compensation Committee, a Financial and Audit Committee and a Strategy Committee. The Supervisory Board appointed Mr. Claudio Sonder as Chairman of the Board of Management with effect from September 1, 1999, through October 22, 2002.

       Messrs. Edward H. Munoz, Perry W. Premdas, Ernst Schadow and Knut Zeptner were appointed members of the Board of Management with effect from September 1, 1999, through October 22, 2002.

       Messrs. Khaled S. Buhamrah, Alan R. Hirsig, Joannes C. M. Hovers, Guenter Metz, Alfons Titzrath and Kendrick R. Wilson were elected to the Supervisory Board by a resolution of the General Meeting of Diogenes Erste
Vermoegensverwaltungs AG on July 29, 1999.

       Ms. Ute Sturm and Messrs. Hanswilhelm Bach, Gerd Decker, Reiner Nause, Ralf Sikorski and Werner Zwoboda were appointed by the court as employees' representatives on the Supervisory Board with effect from October 22, 1999, the date of demerger. At its meeting on December 14, 1999, the Supervisory Board elected Mr. Reiner Nause as Deputy Chairman. In addition, the Supervisory Board, pursuant to Article 27 paragraph 3 of the German Co-Determination Act, set up a Mediating Committee.

       The Board of Management and other managers took important steps in the year under review to focus the business portfolio consistently and rapidly on the core activities and thus to open up new perspectives and the way to growth, innovation and higher profitability. With the goal being to restructure the business portfolio, the Board of Management first of all undertook the necessary divestments: the sale of the approximately 52 percent shareholding in the generic pharmaceuticals producer Copley which was transferred as part of the demerger to Celanese AG; the sale of the 50 percent holding in Targor, the polypropylene joint venture with BASF; the sale of the 46 percent holding in Dyneon, the fluoropolymer joint venture with 3M, the sale of the separation products business Celgard in the United States and Japan; the sale of the phosphorus chemical business Thermphos, which was closed in 2000; and the sale of the polyester plant in Millhaven, Canada. The acquisition of full ownership of Celanese Canada through an offer to minority shareholders and the purchase of 50 percent of Korean Engineering Plastics Company Ltd. by Ticona both mark important steps in an ongoing, active growth strategy in the company's core businesses.

       The strategy of Celanese AG, its consistent implementation and further development were also key issues in discussions between the Board of Management and the Supervisory

Board, as were the individual transactions. Other important issues were the planned investments, divestments, operating and strategic planning, implementation of a corporate governance system in line with international best practice (including an efficient risk management system), the introduction of a demanding overall compensation system and company-wide management development, as well as Y2K preparations at Celanese AG.

       In addition, the Board of Management informed the Supervisory Board in detail at its meetings on September 1, 1999, December 14, 1999, and March 15, 2000, as well as during preparations for the current report, about the company's business developments and situation. The Chairman of the Supervisory Board was kept updated in regular, individual talks with the Board of Management; he was in constant contact especially with the Chairman of the Board of Management. The Supervisory Board performed the tasks incumbent upon it according to the law and the Articles of Association, namely, as supervisor of and advisor to the Board of Management in its conduct of business. The Supervisory Board was satisfied that the Board of Management properly exercised its guiding and monitoring functions with respect to the affiliates of Celanese AG and their executive bodies.

       The approvals required from the Supervisory Board with respect to certain business decisions of the Board of Management and in compliance with the rules of procedure were granted in each case unanimously by the Supervisory Board. In its decision making it took into account not only business and strategic considerations but also important social aspects.

       At its meeting on December 13, 1999, the Strategy Committee considered in particular the strategic planning of the Chemicals and Acetate and Ticona business segments. Other issues for the Strategy Committee were technology focuses, the further development of environmental protection and safety as well as efficient management development in line with the needs of a global company.

       At its meeting on December 13, 1999, the Financial and Audit Committee considered the business developments in 1999 and the outlook for the year 2000. As part of the reporting on the financial situation of the company, capital market themes and the Y2K issue were also discussed. An overview of the 1999 external auditing program and the auditing program of Corporate Auditing for 1999 and 2000 took place in the presence of the auditor. One reason for the overview and discussion was the planned share buy-back program in the year 2000.

       The Personnel and Compensation Committee sat twice in the year under review.

       The 1999 annual financial statements of Celanese AG and the management's discussion and analysis were produced in accordance with the German Commercial Code and the German Corporation Act, and audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, which issued an unqualified opinion. This also applies to the consolidated financial statements based on U.S. GAAP. The annual financial statements of Celanese AG and the consolidated financial statements were drawn up in Euro. The consolidated financial statements were supplemented by a Group management report and further explanations pursuant to Article 292 of the German Com-

REPORT OF THE SUPERVISORY BOARD >>

mercial Code. The existing U.S. GAAP consolidated financial statements provide an exemption under Article 292 of the German Commercial Code from the obligation to draw up consolidated financial statements according to German law.

       All financial report documents and the appropriation of earnings proposed by the Board of Management as well as the auditors' reports were available to the Supervisory Board on time. They were checked by the Financial and Audit Committee and the Supervisory Board; for this reason the auditor attended the meeting of the Financial and Audit Committee. The Supervisory Board concurred with the results of the auditing by the auditors and concluded from its own examination that no objections should be raised. At its meeting on March 15, 2000, the Supervisory Board noted the consolidated financial statements for 1999, approved the annual financial statements for 1999 of Celanese AG and also approved the appropriation of earnings proposed by the Board of Management.

       Pursuant to Article 312 of the German Stock Corporation Act, the Board of Management produced a report on relations with affiliated companies (dependence report) because Celanese AG in the financial year 1999 was a dependent company of Hoechst AG until October 22, 1999. The legally required key statement is given in the management's discussion and analysis.

       The dependence report was audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, which issued the following opinion: "Following our dutiful audit and evaluation we confirm that

1.     the actual details in the Report are correct and

2. with the legal transactions given in the Report the consideration given by the company was not inappropriately high."

       The Financial and Audit Committee and the Supervisory Board checked the dependence report and saw no reason for objection. The dependence report and audit report were discussed by the Financial and Audit Committee and the Supervisory Board at their meetings on March 14 and 15, 2000. Following the final result of the review by the Supervisory Board, no objections to the statement of the Board of Management at the end of the dependence report can be raised.

       The company management, staff and employees' representatives worked together in full awareness of their responsibilities and with high personal commitment in 1999-initially as part of the Hoechst Group and as of October
22, 1999, at Celanese AG. The Supervisory Board recognizes this fact and wishes to thank them.

Frankfurt am Main, March 2000

/S/ GUENTER METZ,
-----------------
Guenter Metz,
Chairman of the Supervisory Board

THE SUPERVISORY BOARD >>


THE SUPERVISORY BOARD
(AS AT DECEMBER 31, 1999)

DR. GUENTER METZ (since September 1, 1999) Chairman, Former Deputy Chairman of the Board of Management of Hoechst AG (1), (2), (3), (4)
Member of the Supervisory Board: Aventis S.A., Hoechst AG, Schenker AG,
Walter Bau AG, Zurich Agrippina AG

REINER NAUSE
(since October 22, 1999)
Deputy Chairman, Technician, Chairman of the Central Workers' Council of Celanese Chemicals Europe GmbH, Chairman of the Group Workers' Council of Celanese AG (1), (2), (4)

DR. HANSWILHELM BACH
(since October 22, 1999)
Graduate chemist, Chairman of the Senior Executives' Committee of Celanese Chemicals Europe GmbH, Ruhrchemie site, Chairman of the Group Senior Executives' Committee of Celanese AG (3)

KHALED SALEH BUHAMRAH
(since September 1, 1999)
Chairman and Managing Director of Petrochemical Industries Co., Kuwait (4) Member of the Board of Directors of Kuwait Petroleum Corporation

GERD DECKER
(since October 22, 1999)
Electrician, Chairman of the Workers' Council of Trespaphan GmbH, member of the Group Workers' Council of Celanese AG (3)

ALAN R. HIRSIG
(since September 1, 1999)
Former Chief Executive Officer of ARCO Chemical Company, USA (2), (4)
Member of the Board of Directors of Hercules Inc., Checkpoint Systems Inc. and Philadelphia Suburban Corporation

DR. JOANNES C. M. HOVERS
(since September 1, 1999)
Former Chief Executive Officer of Oce N.V., Netherlands (1), (4)
Member of the Supervisory Board: Ericsson Telecommunicatie B.V., De Nederlandsche Bank N.V., Hoechst AG, Koninklijke Grolsch N.V., Mignoz en De Block N.V., Randstad Holding N.V.

RALF SIKORSKI
(since October 22, 1999)
Labor union secretary, Deputy Regional Head of the IG BCE in Hesse (4)

UTE STURM
(since October 22, 1999)
Office worker, representative of the DAG (German white-collar workers' union), Deputy Chairman of the Workers' Council of Celanese Chemicals Europe GmbH, Frankfurt site (1)

DR. ALFONS TITZRATH
(since September 1, 1999)
Chairman of the Supervisory Board of Dresdner Bank AG (3)
Member of the Supervisory Board: Allianz AG (Deputy Chairman), Hoechst AG, Muenchener Rueckversicherungs-Gesellschaft AG, RWE Aktiengesellschaft, VAW aluminium AG

KENDRICK R. WILSON III
(since September 1, 1999)
Managing Director of Goldman Sachs & Co., USA (3)
Member of the Board of Directors of Bank United Corp., Anthracite Capital Corp. LLC and American Marine Holdings Corp.

WERNER ZWOBODA
(since October 22, 1999)
Mechanic, Chairman of the Central Workers' Council of Ticona GmbH, member of the Group Workers' Council of Celanese AG (4)

(1)  Committee in accordance with Art. 27 MitbestG (German Co-Determination
     Act),

(2)  Personnel and Compensation Committee,

(3)  Financial and Audit Committee,

(4)  Strategy Committee

CONSOLIDATED STATEMENTS OF OPERATIONS >>

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

in (euro)  millions                             1999        1998      Chg. in %
--------------------------------------------------------------------------------
NET SALES                                      4,318       4,344             -1
  > Cost of sales                             (3,621)     (3,454)             5
--------------------------------------------------------------------------------
GROSS PROFIT                                     697         890            -22
--------------------------------------------------------------------------------
 > Selling, general & administrative
   expenses                                     (570)       (535)             7
 > Research & development expenses               (79)       (101)           -22
 > Special charges                              (559)       (100)          n.m.
 > Other operating income (expenses)             (10)         14           n.m.
--------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                         (521)        168           n.m.
--------------------------------------------------------------------------------
 > Equity in net earnings of affiliates            7          11            -36
 > Interest expenses                            (111)       (133)           -17
 > Interest & other income, net                   33          47            -30
--------------------------------------------------------------------------------
Earnings (loss) before income taxes
from continuing operations                      (592)         93           n.m.
--------------------------------------------------------------------------------
 > Income tax benefit (expense)                  (83)       (109)          n.m.
 > Minority interests                             (7)         40           n.m.
--------------------------------------------------------------------------------
(Loss) from continuing operations               (502)        (56)         > 100
--------------------------------------------------------------------------------
 > Earnings from discontinued
   operations                                    310          12             --

 > Extraordinary expenses                        (15)         --          > 100
--------------------------------------------------------------------------------
 NET (LOSS)                                     (207)        (44)         > 100
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS >>

CONDENSED CONSOLIDATED BALANCE SHEETS

in (euro)millions
----------------------------------------------------------------------------------
ASSETS
                                                       Dec.31, 1999   Dec.31, 1998
----------------------------------------------------------------------------------
CURRENT ASSETS:
    > Cash and cash equivalents                              378              0
    > Receivables                                          1,598          1,896
    > Inventories                                            588            586
    > Other current assets                                   136            734
----------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       2,700          3,216
----------------------------------------------------------------------------------
    > Investments                                            580            455
    > Property, plant and equipment, net                   1,932          1,677
    > Other assets                                         2,315          2,010
----------------------------------------------------------------------------------
TOTAL ASSETs                                               7,527          7,358
----------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------
CURRENT LIABILITIES:
    > Short-term borrowings and current
      installments of long-term debt                         429            400
    > Other current liabilities                            2,362          1,721
----------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  2,791          2,121
----------------------------------------------------------------------------------

    > Long-term debt                                         519          1,079
    > Other liabilities and minority interests             1,351          1,422
    > Shareholders' equity                                 2,866          2,736
----------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 7,527          7,358
----------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS >>

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in (euro) millions                                                               1999          1998
------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
    > Net loss                                                                   (207)          (44)
    > Earnings from operations of discontinued operations                         (12)          (12)
    > Special charges, net of amounts used                                        482             6
    > Depreciation & amortization                                                 339           312
    > Gain on disposal of discontinued businesses                                (503)            0
    > Other, net                                                                   84            68
------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         183           330
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
    > Capital expenditures and investments                                       (659)         (345)
    > Proceeds from sales of assets and businesses                                923            42
    > Other, net                                                                   (7)            6
------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                  257          (297)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
    > Borrowings, net                                                            (773)         (381)
    > Other activity with Hoechst                                                 706           336
    > Other, net                                                                   (5)            0
------------------------------------------------------------------------------------------------------
NET CASH (USED) IN FINANCING ACTIVITIES                                           (72)          (45)
------------------------------------------------------------------------------------------------------
    > Exchange rate effects on cash                                                10             2
------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              378           (10)
------------------------------------------------------------------------------------------------------
NET CASH (USED) BY DISCONTINUED OPERATIONS                                         (5)           (8)
------------------------------------------------------------------------------------------------------

Celanese is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The SEC maintains a website (www.sec.gov) that contains these reports and other information filed electronically.

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "will", "expect", and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the SEC, including its Form F-1 Registration Statement filed with the SEC on October 25, 1999. Celanese does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

CELANESE AG
65926 FRANKFURT am MAIN
GERMANY

MEDIA RELATIONS &
EMPLOYEE COMMUNICATIONS
Wilfried Sauer
E-Mail: W.Sauer@celanese.com
Telephone:     + 49/69/305-20525
Telefax:       + 49/69/305-84160

MEDIA RELATIONS
Dr. Hans-Bernd Heier
E-Mail: H.Heier@celanese.com
Telephone: + 49/69/305-7112
Phillip Elliott
E-Mail: P.Elliott@celanese.com
Telephone:       + 49/69/305-33480
Telefax:         + 49/69/305-84160

INVESTOR RELATIONS
Joerg Hoffmann
E-Mail: J.Hoffmann@celanese.com
Telephone:    + 49/69/305-4508
Telefax:      + 49/69/305-83195

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION
Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
E-Mail: A.Stine@celanese.com
Telephone:         + 1/908/522-7784
Telefax:           + 1/908/522-7583


This Annual Report is also available in German.

It is supplemented by a separate Financial Report, which consists of the complete financial statements of Celanese AG (Notes, Management's Discussion and Analysis, Outlook and the auditors' report). On request, we will be pleased to send you a copy of these reports in either language:

Telephone:       + 49/69/75306-999
Telefax:         + 49/69/75336-949
or you can order it at: www.celanese.com

REGISTRAR TRANSFER AGENTS
Registrar Services GmbH
Mergenthaler Allee 79-81
65760 Eschborn
Germany

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660 U.S.A.

AUDITORS OF THE CONSOLIDATED
FINANCIAL STATEMENTS
KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftspruefungsgesellschaft Marie-Curie-Strasse 30
60439 Frankfurt am Main
Germany

IMPRINT

PUBLISHED BY
Celanese AG
65926 Frankfurt am Main
Germany

EDITING
Corporate Communications
Corporate Accounting

DESIGN CONCEPT/LAYOUT
Winkel Design GmbH, Cologne

LITHOGRAPHY
Keim Klischees, Langen

PRINTING
Rhein Main Druck, Mainz


DATES IN 2000

May 9             Report on the 1st Quarter 2000
May 10            Annual General Meeting
August 7          Report on the 2nd Quarter
November 2        Report on the 3rd Quarter

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